September 4, 2018

VIA EDGAR

David Orlic

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to U.S. Securities and Exchange Commission Staff Comments on the

Preliminary Proxy Statement on Schedule 14A for 1290 Funds (File No. 811-22959)

Dear Mr. Orlic:

On behalf of 1290 Funds (the “Trust”), set forth below are comments that you provided on August 31, 2018, concerning the Trust’s1 preliminary proxy statement on Schedule 14A filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 24, 2018, and the Trust’s responses thereto. The proxy statement is to be used in connection with a special meeting of the shareholders of the series (each, a “Fund” and together, the “Funds”) of the Trust anticipated to be held on October 25, 2018 (the “Meeting”). At the Meeting, shareholders of the Funds will be asked to approve a new investment advisory agreement between AXA Equitable Funds Management Group, LLC d/b/a 1290 Asset Managers® (the “Adviser”), the Funds’ investment adviser, and the Trust. Shareholders of the Funds for which AXA Investment Managers, Inc. (“AXA IM”) or AXA Rosenberg Investment Management LLC (“AXA Rosenberg”), each an affiliate of the Adviser, currently serves as a sub-adviser also will be asked to approve new investment sub-advisory agreements between the Adviser and AXA IM or AXA Rosenberg, as applicable. These new investment advisory and investment sub-advisory agreements are presented in response to anticipated changes to the indirect ownership of the Adviser and certain of its affiliated investment advisers. Shareholders of the Trust also will be asked to elect the Board of Trustees of the Trust. Your comments are set forth in italics and are followed by the Trust’s responses. Unless otherwise noted, defined terms have the same meanings as in the proxy statement.

1 In this regard, the Trust notes that you provided comments on the preliminary joint proxy statement on Schedule 14A filed by the two other registered investment companies in the fund complex, EQ Advisors Trust (“EQ”) and AXA Premier VIP Trust (“VIP”), with the SEC on August 24, 2018 (the “EQ/VIP proxy statement”) with respect to the series of EQ and VIP (the “EQ Portfolios” and the “VIP Portfolios,” respectively) and that, as you requested, the Trust has applied those comments to its preliminary proxy statement.

David Orlic

September 4, 2018

Comments on Proxy Materials

1.        Comment (Proxy Statement): The staff notes that Exhibits M and N in the EQ/VIP proxy statement include comparison charts for the advisory and sub-advisory agreements, but comparison charts are not included in the Trust’s proxy statement. Please explain the reason for not including similar charts in the Trust’s proxy statement.

Response: The EQ/VIP proxy statement includes a comparison chart for the current and new advisory agreements because four current advisory agreements (three with respect to the EQ Portfolios and one with respect to the VIP Portfolios), which vary from one another in certain respects, are proposed to be replaced with the new form of advisory agreement. The proxy statement for the Trust does not include a comparison chart for the current and new advisory agreements because only one current advisory agreement is proposed to be replaced with the new form of advisory agreement. Since the comparison for the Trust includes only one current agreement and one proposed new agreement, the comparison can be set forth entirely in the proposal itself and a chart is not necessary.

Similarly, the EQ/VIP proxy statement includes a comparison chart for the current and new sub-advisory agreements because five current sub-advisory agreements (three with respect to AllianceBernstein L.P., one with respect to AXA IM, and one with respect to AXA Rosenberg), which vary from one another in certain respects, are proposed to be replaced with the new form of sub-advisory agreement. The proxy statement for the Trust does not include a comparison chart for the current and new sub-advisory agreements because only two current sub-advisory agreements (one with respect to AXA IM, and one with respect to AXA Rosenberg), which are substantially similar to one another, are proposed to be replaced with the new form of sub-advisory agreement. As such, the comparison for the Trust does not present as many differences as the comparison for the EQ Portfolios and can be set forth entirely in the respective proposals themselves.

2.        Comment (Proxy Statement): Page 5 of the proxy statement includes the following statement: “It is possible that AXA’s divestment of AEH may take place by means of a sale to a single buyer or group of buyers.” Please add disclosure explaining here that if a single person or group acting together gains control of AEH, shareholders will have an opportunity to vote on that change of control.

Response: The Trust has revised the disclosure at page 5 of the proxy statement as follows:

It is possible that AXA’s divestment of AEH may take place by means of a sale to a single buyer or group of buyers. As further described below, if a single person or group acting together subsequently gains “control” (as defined in the 1940 Act) of AEH, shareholders will have the opportunity to vote on new investment advisory and investment sub-advisory agreements that are prompted by that change of control.

David Orlic

September 4, 2018

3.        Comment (Proxy Statement): On page 8, in the paragraph discussing compliance with Section 15(f) of the 1940 Act, please revise the second sentence in the paragraph to state that the “no unfair burden” condition of Section 15(f) requires that, for a two-year period, there is no “unfair burden” imposed on the investment company as a result of the transaction or as a result of any express or implied terms, conditions or understandings applicable to the assignment.

Response: The Trust has made the requested change at page 8 of the proxy statement and has made conforming changes elsewhere in the proxy statement.

4.        Comment (Proxy Statement): Page 10 of the proxy statement includes a statement that “[t]he description of the New Advisory Agreement . . . is qualified in its entirety by reference to the form of the New Advisory Agreement . . .” Please replace this statement with a statement to the effect that shareholders should refer to the agreement itself for additional details.

Response: The Trust has revised the disclosure at page 10 of the proxy statement, and has made conforming changes elsewhere in the proxy statement, as follows:

For more complete information and for all of the provisions ~~The description~~ of the New Advisory Agreement, please ~~set forth in this Proxy Statement is qualified in its entirety by~~ refer~~ence~~ to the form of the New Advisory Agreement, which is attached to this Proxy Statement as Exhibit C.

For more complete information and for all of the provisions ~~The description~~ of the New Sub-Advisory Agreements, please ~~set forth in this Proxy Statement is qualified in its entirety by~~ refer~~ence~~ to the form of the New Sub-Advisory Agreements, which is substantially identical with respect to each Sub-Advised Fund, except with respect to the named Affiliated Sub-Adviser, the names of the Funds covered by the particular agreement, and the fee schedules, and which is attached to this Proxy Statement as Exhibit G.

5.        Comment (Proxy Statement): On page 18, in the section “MATTERS CONSIDERED BY THE BOARD,” please remove the disclosure that refers to regulatory assurances previously provided by the staff of the U.S. Securities and Exchange Commission to another fund complex.

Response: The Trust has made the requested change, as follows:

~~The Board was informed by the Adviser and its counsel that the staff of the U.S. Securities and Exchange Commission had previously provided regulatory assurances to another fund complex that it would not object to seeking shareholder approval of both new advisory agreements and future agreements at a single meeting, in similar circumstances.~~

David Orlic

September 4, 2018

6.        Comment (Proxy Statement): On page 36 of the EQ/VIP proxy statement, in Proposal 4 under the heading, “Comparison of the Current Sub-Advisory Agreement and the New Sub-Advisory Agreement,” there is a table setting forth the annual sub-advisory fee rates. Please provide a similar table with respect to Proposals 1-3, or please explain why similar tables are not included.

Response: In the EQ/VIP proxy statement, Proposal 4, under the heading, “Comparison of the Current Sub-Advisory Agreement and the New Sub-Advisory Agreement,” includes a table setting forth the annual sub-advisory fee rates because — although the sub-advisory fee rates are not changing — in Proposal 4, shareholders of (only) three EQ Portfolios are being asked to replace the current sub-adviser, SSgA Funds Management, Inc., with AllianceBernstein. The EQ Trust believes that this placement is helpful in the context of Proposal 4. Similar tables are not included in Proposals 1-3, however, because shareholders are not being asked to replace the current adviser or sub-advisers, as applicable, and because these proposals collectively apply to many Funds. The Trust notes that, for this reason, Proposal 1, under the heading, “Comparison of the Current Advisory Agreement and the New Advisory Agreement,” includes cross-references to the exhibits that set forth the management fee rates and fees, as follows:

Fees. No changes to the fee schedules for the Funds are proposed in the New Advisory Agreement. . . . Each Fund’s investment management fee, payable monthly, is calculated based upon the average daily net assets of the Fund pursuant to the fee schedule set forth in Exhibit C. The effective management fee rate (net of fee waivers and expense reimbursements, where applicable) for each Fund as a percentage of average daily net assets and the management fees paid by each Fund to the Adviser during the fiscal year ended October 31, 2017, are listed in Exhibit D.

The Trust has revised Proposals 2 and 3, under the heading, “Comparison of the Current Sub-Advisory Agreements and the New Sub-Advisory Agreements,” to include similar cross-references to the exhibits that set forth the sub-advisory fee rates and fees, as follows:

Fees; Services to Be Provided. No changes to the fee schedules are proposed in the New Sub-Advisory Agreements. Under both the Current Sub-Advisory Agreements and the New Sub-Advisory Agreements, the Adviser, and not a Sub-Advised Fund, pays the sub-adviser a sub-advisory fee out of the advisory fee it receives from each Sub-Advised Fund. . . . The Adviser pays each sub-adviser monthly compensation pursuant to the fee schedule set forth in Exhibit G. The sub-advisory fee rate (as a percentage of a Sub-Advised Fund’s average daily net assets) and the sub-advisory fees paid by the Adviser to each sub-adviser during the fiscal year ended October 31, 2017, are listed in Exhibit H.

David Orlic

September 4, 2018

7.        Comment (Proxy Statement): The following statement appears on page 25, under the heading, “Nominees”: “To be elected, persons nominated as Trustees must receive a plurality of the votes cast, which means that the twelve (12) Nominees receiving the highest number of votes cast at the Meeting will be elected as long as the votes “FOR” a Nominee exceed the votes “AGAINST” that Nominee.” This statement does not appear to accurately describe the operation of the plurality vote standard. Please revise to indicate that, because the nominees are unopposed, all are likely to be elected, as votes not cast, or votes to withhold, will have no effect on the outcome.

Response: The Trust has revised the disclosure under the heading “Nominees” as follows and has made a conforming change to the sentence about plurality voting where it appears elsewhere in the proxy statement:

Each Nominee has consented to being named in this Proxy Statement and indicated his or her willingness to serve if elected. In the unanticipated event that any Nominee should be unable to serve, the persons named as proxies may vote for such other person as shall be designated by the Board. The persons named on the accompanying proxy card intend to vote at the Meeting (unless otherwise directed) for the election of the Nominees named below as Trustees of the Trust. To be elected, persons nominated as Trustees must receive a plurality of the votes cast, which means that the twelve (12) Nominees receiving the highest number of votes cast at the Meeting will be elected ~~as long as the votes “FOR” a Nominee exceed the votes “AGAINST” that Nominee~~, even if they receive approval from less than a majority of the votes cast. Because the Nominees are running unopposed, the Nominees are expected to be elected as Trustees, as all Nominees who receive votes in favor will be elected. Abstentions and broker non-votes, if any, not being votes cast, will have no effect on the outcome of Proposal 4. Subject to the foregoing, if elected by shareholders, each Nominee who would be new to the Board would begin service as a Trustee of the Trust on or about January 1, 2019.

8.        Comment (Proxy Statement): The table on page 36 showing nominee ownership of fund shares provides information as of October 31, 2017. Please provide this information as of the most recent practicable date.

Response: The Trust will make the requested change and update the information as of the most recent practicable date.

9.        Comment (Proxy Statement): In Exhibit B, in addition to providing the date that the agreement was last approved by shareholders, please also provide the reason that the agreement was put up for approval.

Response: The Trust has made the requested change. In Exhibit B, the Trust has indicated that, in the case of each listed Fund, the initial sole shareholder approved the current advisory

David Orlic

September 4, 2018

agreement. Similarly, in Exhibit F, the Trust has indicated that, in the case of each listed Sub-Advised Fund, the initial sole shareholder approved the current sub-advisory agreement.

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If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

cc:	Patricia Louie, Esq.

William MacGregor, Esq.

Kiesha Astwood-Smith, Esq.

AXA Equitable Funds Management Group LLC